SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                03 November, 2003


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Director Shareholding announcement made on 08 October 2003
             2.  Director Shareholding announcement made on 08 October 2003
             3.  Director Shareholding announcement made on 10 October 2003
             4.  Director Shareholding announcement made on 15 October 2003
             5.  Director Shareholding announcement made on 15 October 2003
             6.  BT launches mobile package announcement made on 30 October 2003

Enclosure No. 1
                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2. Name of Directors

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Paul Reynolds

Andy Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in the technical interests of the above directors following a vesting of shares to a participant in the BT Retention Share Plan.

7)  Number of shares/amount of stock acquired:

n/a

8)  Percentage of issued class

n/a

9)  Number of shares/amount of stock disposed

54,474

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13. Date of transaction

06 October 2003

14) Date Company informed

07 October 2003

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Directors have technical interests, as at 08 October 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 51,400 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;
  - A technical interest, together with all employees of BT Group plc in 30,495,650 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 08 October 2003

End

Enclosure No. 2

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2)  Name of Director

Pierre Danon

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

as above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary vesting of shares awarded under the BT Retention Share Plan in 2000

7) Number of shares/amount of stock acquired:

54,474 shares

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

22,380 shares

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

GBP1.8782

13. Date of transaction

07 October 2003

14) Date Company informed

08 October 2003

15) Total holding following this notification

Pierre Danon:

1. 93,508 ordinary shares - personal holding;

2. 179,047 ordinary shares under BT Incentive Share Plan - contingent award;

3. 182,861 shares under BT Group Deferred Bonus Plan;

4. Options over 1,639,272 shares under BT Group Global Share Option Plan.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Director has a technical interest, as at 08 October 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 51,400 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;
  - A technical interest, together with all employees of BT Group plc in 30,495,650 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 08 October 2003

End

Enclosure No. 3


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2. Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Directors in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary re-investment of shares held in trust following dividend over which the above Director's have a conditional interest

7. Number of shares/amount of stock acquired:

All shares are held in the name of Ilford Trustees (Jersey) Limited:

Sir Christopher Bland -

BT Incentive Share Plan: 7,302 shares

BT Group Retention Share Plan: 6,302 shares

Ben Verwaayen -

BT Retention Share Plan: 18,347 shares

BT Group Deferred Bonus Plan: 11,530 shares

Ian Livingston -

BT Group Retention Share Plan: 10,317 shares

BT Group Deferred Bonus Plan: 1,940 shares

Pierre Danon -

BT Retention Share Plan: 1,221 shares

BT Deferred Bonus Plan: 423 shares

BT Incentive Share Plan: 4,107 shares

BT Group Deferred Bonus Plan: 3,683 shares

Andy Green -

BT Executive Share Plan: 734 shares

BT Incentive Share Plan: 4,107 shares

BT Deferred Bonus Plan: 857 shares

BT Group Deferred Bonus Plan: 2,924 shares

Paul Reynolds -

BT Executive Share Plan: 219 shares

BT Incentive Share Plan: 3,395 shares

BT Deferred Bonus Plan: 622 shares

BT Group Deferred Bonus Plan: 2,703 shares

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a


10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13. Date of transaction

08 September 2003

14) Date Company informed

10 October 2003

15) Total holding following this notification

Sir Christopher Bland

Personal holding: 674,062

BT Incentive Share Plan: 325,610

BT Group Retention Share Plan: 281,027

BT Group Legacy Option Plan: options over 314,244 shares

Ben Verwaayen

Personal holding: 387,876

BT Group Deferred Bonus Plan: 514,140

BT Group Retention Share Plan: 818,101

BT Group Global Share Option Plan: options over 3,671,083 shares

Ian Livingston

Personal holding: 209,637

BT Group Deferred Bonus Plan: 86,526

BT Group Retention Share Plan: 460,050

BT Group Global Share Option Plan: options over 1,639,272 shares

BT Group Employee Sharesave Scheme: options over 7,290 shares

Pierre Danon:

Personal holding: 93,508;

BT Incentive Share Plan : 183,154;

BT Group Deferred Bonus Plan: 186,967;

BT Group Global Share Option Plan: options over 1,639,272.

Andy Green

Personal holding: 92,351;

BT Executive Share Plan: 39,441;

BT Incentive Share Plan : 176,417;

BT Group Deferred Bonus Plan: 183,154;

BT Group Global Share Option Plan: options over 1,548,198;

BT Group Employee Sharesave Scheme: options over 2,905 shares.

Paul Reynolds

Personal holding: 46,342;

BT Executive Share Plan: 11,824;

BT Incentive Share Plan : 151,407;

BT Group Deferred Bonus Plan: 154,013;

BT Group Global Share Option Plan: options over 1,457,124;

BT Group Employee Sharesave Scheme: options over 4,555 shares.

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a



18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Directors have a technical interest, as at 10 October 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 51,400 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;
  - A technical interest, together with all employees of BT Group plc in 30,495,650 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 10 October 2003

End

Enclosure No. 4

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

BT Group plc

2. Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7) Number of shares/amount of stock acquired:

Purchase of 68 shares at 184.75p per share.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

GBP1.8475

13. Date of transaction

14 October 2003

14) Date Company informed

14 October 2003

15) Total holding following this notification

Paul Reynolds:

1. 46,477 ordinary shares - personal holding;

2. 151,407 ordinary shares under BT Incentive Share Plan - contingent award;

3. 154,013 shares under BT Group Deferred Bonus Plan;

4. 11,824 shares under BT Executive Share Plan - contingent award;

5. Options over 4,555 shares under BT Group Employee Sharesave Scheme;

6. Options over 1,457,124 shares under BT Group Global Share Option Plan.


16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

The above named Director has a technical interest, as at 14 October 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 51,400 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;
  - A technical interest, together with all employees of BT Group plc in 30,495,650 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 15 October 2003

End

Enclosure No. 5
                                  SCHEDULE 11


          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

BT Group plc

2. Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7) Number of shares/amount of stock acquired:

Recovery of 8794 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 5p each

12) Price per share

n/a

13. Date of transaction

14 October 2003

14) Date Company informed

14 October 2003

15) Total holding following this notification

n/a

16) Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

No change

23) Any additional information

The above named Directors have technical interests, as at 14 October 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 60,194 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;
  - A technical interest, together with all employees of BT Group plc in 30,495,650 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24) Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 15 October 2003

End

Enclosure No. 6

                                                                October 30, 2003

                       BT LAUNCHES FAMILY MOBILE PACKAGE

                      WITH BIGGEST-EVER HIGH STREET BLITZ

BT today prepared to roll out its biggest-ever high street campaign for the launch of its new mobile phone package, BT Mobile Home Plan. It is set to blitz the UK mobile market in the run up to Christmas with a multi-million pound advertising campaign, supported by major high street retailers and a special introductory offer for consumers.

BT also unveiled plans to enable customers to text from their BT home phone and download "infotainment" services to their mobiles.

The BT package, backed by an advertising campaign worth over GBP5 million, will be available from November 1 in more than 1,000 retail outlets, including all branches of Carphone Warehouse, Phones 4U, The Link, and Comet. BT Mobile Home Plan phones will also be available in Argos stores from January 2004.

The launch is supported by analysis from Deloitte and Touche LLP which proves that BT Mobile Home Plan is cheaper for families than any pre-pay package from Virgin, Orange, Vodafone, T-Mobile and O2 for most usage profiles.

The new offering, which gives increased savings to families who buy their mobile phones together as well as free quick calls home, also came out cheapest in many categories against its rivals for contract customers.

According to the study, a family of four, with four mobile phones, but only requiring two new handsets under Mobile Home Plan, could save more than GBP75 per month on mobile phone bills.

To coincide with the high street launch, BT is introducing a special offer on purchases made before December 31. Customers can get free handsets and three months' free line rental on each subscription.

The service is particularly good value for parents who are thinking of buying phones for themselves and other members of the family. Beyond the initial offer, line rental for the first handset is GBP12.50 per month, and GBP10 each per month for up to five additional handsets on the same contract. If family members already have handsets which they would like to keep, there is a SIM-only option which is just GBP7.50 per month for the first one and then GBP5 per month for each extra SIM.

Pierre Danon, chief executive of BT Retail, said: "The scale of activity around the launch of BT Mobile Home Plan in the high street shows how serious our intentions are in the consumer mobile market.

"Over the coming months customers can expect to see a stream of competitive new services which will be available to BT Mobile Home Plan users as part of our aggressive strategy to re-enter the consumer mobile market."

Next year, BT will launch BT Mobile World, a mobile "infotainment" service offering customers popular services such as games and ringtones direct to their BT mobile phones. BT will also be building mobile functionality into home phones with the launch of BT Text, a service allowing texts to be sent from a landline at a reduced cost.

BT Mobile Home Plan is the company's first step back into the mass consumer mobile market. BT is partnering with T-Mobile and acting as a Mobile Service Provider on the T-Mobile network.

The consumer mobile phone offerings are expected to play a key role in helping BT achieve revenue of GBP300 million from its mobility activities by the end of 2005.

                                     -Ends-

For further information:

Michael Jarvis, BT Retail press office              020 73566045

Damian Peachey, BT Consumer                         020 7356 4774

Emma Simpson/Sarah Stapely, Fishburn Hedges         020 7839 4321

Notes to editors:

About the study

Deloitte & Touche LLP performed an independent assessment of a pricing study performed by BT which compared BT Mobile Home Plan against the cost of similar packages from all its main rivals for 15 different combinations of users and calling profiles. The study ranked each operator's cheapest monthly bill if all the family opt for the same provider.

BT's offering scored well when members of the group called home often, taking advantage of the free offer, and also when families take a SIM card-only option for a family member who is happy to keep an existing handset.

With free calls home individual buyers can also take advantage of a competitive offer from BT Mobile Home Plan.

Deloitte & Touche LLP

Deloitte & Touche LLP is the UK's fastest growing major professional services firm based in 21 UK locations, with over 10,000 staff nationwide and fee income of GBP1228 million in 2002/2003. It is a member firm of Deloitte Touche Tohmatsu, a leading professional services organisation, delivering world class assurance and advisory, tax and consulting services, with around 120,000 people in over 140 countries.

Deloitte Touche Tohmatsu is a Swiss Verein, and each of its national practices is a separate and independent legal entity.

Deloitte & Touche LLP is authorised and regulated by the Financial Services Authority.

The information contained in this article is correct at the time of going to press.

For further information on Deloitte & Touche, you can access its website on www.deloitte.co.uk

BT Group

BT Group plc is the listed holding company for an integrated group of businesses providing voice, data and video services in the UK and elsewhere in Europe. British Telecommunications plc, a wholly-owned subsidiary of BT Group, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

  - BT Retail, serving businesses and residential customers and including BT Openworld, one of the UK's leading ISPs.
  - BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.
  - BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.

There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business.

In the year ended 31 March 2003, BT's turnover was GBP18,727m. with profit before taxation of GBP1,829m.

For more information, visit www.bt.com


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 03 November, 2003